Exhibit 21.1

ZiLOG, Inc. Subsidiaries
(Direct and Indirect)

ZiLOG Philippines, Inc.
ZiLOG Electronic Philippines, Inc.
ZiLOG Asia Ltd.
ZiLOG Japan K.K.
ZiLOG International Pte. Ltd.
ZiLOG UK, Ltd.
ZiLOG India Electronics Private Ltd.